Exhibit (4)(m)

DELAWARE LIFE INSURANCE COMPANY

[Service Address

P.O. Box 80428

Indianapolis, IN 46280-0428]

[1-877-253-2323]

[www.delawarelife.com]

UNISEX CONTRACT ENDORSEMENT

This Endorsement is attached to and made part of the contract as of the Issue Date and the provisions of this Endorsement apply in lieu of any contract provision to the contrary.

In Section 10 of your contract, SETTLEMENT, the Interest Rates and Mortality Table provision is removed and replaced with:

Interest Rates and Mortality Table

The mortality table used in determining the guaranteed minimum annuity payment rates for the Annuity Options is a unisex blend of the [Annuity 2000 Mortality Table assuming 60% male and 40% female projected for mortality improvements using Projection Scale G]. The interest rate used is [1%].

An Adjusted Age is used to determine the applicable guaranteed minimum annuity payment rate. The Adjusted Age equals the actual age(s) of the Annuitant(s), in completed years and months, as of the Annuity Income Date, less an Age Setback as shown in the Contract Specifications.

Guaranteed minimum annuity payments are applied to Adjusted Ages for the Annuity Options. Rates for Adjusted Ages expressed in completed years and months will be based on straight line interpolation between the appropriate annuity payment rates.

In Section 12 of your contract, GENERAL PROVISIONS, the Misstatement of Age or Sex provision is removed and replaced with:

Misstatement of Age

If the age of any Annuitant, Beneficiary or Owner has been misstated, the amount payable by us will be that which would be due if the true age had been stated. If we make or have made any overpayments or underpayments due to the misstatement, the excess amount and interest at a rate not to exceed 6.00% per annum will be charged against, or added to payments coming due after the adjustment.

Signed for by Delaware Life Insurance Company.

Michael S. Bloom Secretary	Daniel J. Towriss President

ICC21-DLIC-END-UNIVA